September 1, 2016

Pamela Howell Special Counsel Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated August 18, 2016, regarding NioCorp Developments Ltd. Draft Registration Statement on Form S-1 Filed July 27, 2016

Dear Ms. Howell:

This letter responds to the staff’s comments set forth in the August 18, 2016 letter regarding the above-referenced Draft Registration Statement on Form S-1. In connection with this response we have filed an amended registration statement on Form S-1 (the “Amended Registration Statement”) which contains the amended or supplemented disclosures of NioCorp Developments Ltd. (the Company”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosure contained in the Amended Registration Statement. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing was materially deficient or inaccurate.

We have also indicated in some responses that we believe no change in disclosure in the Amended Registration Statement is appropriate, and have explained why.

Our responses are as follows:

General

Staff Comment No. 1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Response:

Neither the Company nor any person authorized to do so on its behalf, has engaged nor anticipates engaging in any activities under Section 5(d) of the Securities Act in connection with the resale of its common shares by selling shareholders under this registration statement. If the Company or anyone authorized to do so on its behalf does engage in such written communications, it will provide the Staff with all such written communications on a supplemental basis.

Pamela Howell

September 1, 2016

About This Prospectus, page vi

Staff Comment No. 2.

We note the statement in the third paragraph that you have not independently verified certain information in your prospectus. Please remove this language as you appear to be disclaiming responsibility for disclosure you have elected to include in your filing.

Company’s Response:

The Company has revised the disclosure to remove the language mentioned in the Staff’s Comment from the Amended Registration Statement.

Risk Factors, page 5

Staff Comment No. 3.

Given the status of your properties, it would be appropriate to include risk factors that address risks commonly associated with resource estimates that are based only on a Preliminary Economic Assessment (PEA). Please address the risks associated with the following points:

•	The process testing is limited to small sample sizes and possibly bench scale testing.

•	The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

•	The preliminary nature of your mine plans and processing concepts.

•	The resulting preliminary operating/capital cost estimates and their associated accuracy at this stage.

•	Metallurgical flow sheets and recoveries are in development.

•	The history of Preliminary Economic Assessment studies typically underestimating project capital and operating costs.

Company’s Response:

The Company has added two risk factors to address the above mentioned risks. See the risk factors with the headings “Feasibility study results and preliminary economic assessment estimates are based on assumptions that are subject to uncertainty. A preliminary economic assessment, such as our October 2015 PEA, does not have as high of a level of confidence as a feasibility study and the estimates may not reflect actual capital and operating costs and potential revenues from any potential future production” and “The economic viability of a deposit based on resources and a preliminary economic assessment, such as our October 2015 PEA for the Elk Creek Project, is based on many assumptions and factors that are subject to uncertainty. Resources may never be converted to reserves and the cost estimates in the preliminary economics assessment may be underestimated to a material degree thereby negatively impacting the potential economic viability of the project” in the Amended Registration Statement.

Pamela Howell

September 1, 2016

We will require significant additional capital…, page 5

Staff Comment No. 4.

Please disclose your current financial position and quantify your anticipated capital requirements.

Company’s Response:

The Company has added this disclosure under the risk factor in the Amended Registration Statement.

Staff Comment No. 5.

Please add a risk factor regarding the going concern raised by the independent public accountants.

Company’s Response:

The Company has added a risk factor to address this comment. See the risk factor with the heading “Our ability to operate as a going concern is in doubt” in the Amended Registration Statement.

Selling Security Holders, page 19

Staff Comment No. 6.

Please disclose whether any selling shareholders are broker-dealers or affiliated with broker-dealers. We note the disclosure in the sixth paragraph of this section.

Company’s Response:

The Company has added disclosure to the sixth paragraph of this section in the Amended Registration Statement to note that based on the representations of the selling shareholders received by the Company, none of the selling shareholders are brokers or dealers or affiliated with brokers or dealers.

Pamela Howell

September 1, 2016

Business, page 33

Staff Comment No. 7.

Please provide an expanded description of the general development of your business that addresses matters such as when you commenced the Elk Creek Project and acquired the Elk Creek Leases, when you established or acquired Elk Creek Resources Corp. and your relationship with Molycorp. Refer to Item 101(a) of Regulation S-K.

Company’s Response:

The Company has added an expanded description to discuss the general development of the Elk Creek Project as requested in the Staff’s comment. See the disclosure under the new heading “Historical Development of the Business” in the Amended Registration Statement. The Company has not added any disclosure regarding its relationship with Molycorp because no such relationship exists. Molycorp conducted previous exploration on the Elk Creek Project in the 1970s and 1980s. Molycorp dropped its interest in the Elk Creek Project in the early 1990s. The Company did not acquire its interest in the project from Molycorp. None of the Company’s officers or directors have any current material relationship with Molycorp. Further, while certain of the Company’s current officers were formerly officers or employees of Molycorp, none of the Company’s officers had any past relationship with Molycorp that was material to the Company’s operations or decision making in the past or that is currently material to the Company.

Cycles, page 37

Staff Comment No. 8.

We note you describe the commodity price cycles in this section. Please provide a table or graph illustrating the price trends of your proposed salable products (Niobium, Scandium and Titanium) for the last 5 years.

Company’s Response:

The Company has added a table of commodity prices for its proposed salable products to the Amended Registration Statement under this section heading.

Employees, page 39

Staff Comment No. 9.

Please disclose the total number of your employees, in addition to the full time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Company’s Response:

The Company has amended its disclosure in the Amended Registration Statement to note the total number of employees and that all such employees are full time employees.

Pamela Howell

September 1, 2016

Title and Ownership, page 41

Staff Comment No. 10.

Please reconcile your disclosure regarding the leases in this section with your disclosure in the last risk factor on page 13 that you are still in negotiations regarding the renewal of certain sections of your property.

Company’s Response:

The Company has clarified its disclosure to note that while the Company believes that the leases for which it is still negotiating extensions would be useful in the economic development of the Elk Creek Project, the Company does not believe that the development of the Elk Creek Project is substantially dependent on these leases and that these leases are not material to the Elk Creek Project. The Company believes that the surface plant and facilities associated with the Elk Creek Project could be located in any number of nearby locations, and would not necessarily need to be sited on lands contiguous with the Beethe008 and Woltemath003 properties which cover the actual mineral resource.

Staff Comment No. 11.

Please file as exhibits the agreements through which you acquired control of your mineral properties. Refer to Item 601(b)(10) of Regulation S-K.

Company’s Response:

The Company has filed as exhibits the two leases which cover the portion of its Elk Creek Project where the mineral resource the Company intends to develop resides. The Company considers these two leases, the Beethe008 Extension to Option to Purchase and the Woltemath003 Extension to Option to Purchase to be the only agreements related to the Elk Creek Project on which the Company’s business is substantially dependent under the instructions to Item 601(b)(10). The Company considers the other leases to be ordinary course contracts on which the business of the Company does not substantially depend and therefore does not intend to file them as exhibits to the registration statement. The Company believes that the surface plant and facilities associated with the Elk Creek Project could be located in any number of nearby locations and would not necessarily need to be sited on lands contiguous with the Beethe008 and Woltemath003 properties. Please note that the Company has concurrently filed with the Staff a confidential treatment request in the relation to these two leases regarding certain of the terms of the leases.

Accessibility…, page 43

Staff Comment No. 12.

Please clarify your disclosure regarding the links between the company and the University of Nebraska.

Pamela Howell

September 1, 2016

Company’s Response:

The Company has added disclosure to the Amended Registration Statement under this heading to clarify the links between the Company and the University of Nebraska.

Procedures, page 46

Staff Comment No. 13.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Company’s Response:

The Company has added this disclosure under the heading “Historical Exploration – Procedures” in the Amended Registration Statement.

SRK Mineral Resource Statement, page 51

Staff Comment No. 14.

We note you use a 0.30% niobium pentoxide cutoff to estimate your mineral resources. Please disclose and clarify whether this cutoff grade is a niobium equivalent grade utilizing the values of the other salable products or whether it is solely dependent on your niobium values.

Company’s Response:

The Company has added this disclosure under the heading “Mineral Resources” in the Amended Registration Statement.

Staff Comment No. 15.

Mineral resources must have reasonable prospects for economic extraction and any reportable resource estimate must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Please modify your filing and disclose the calculation, analysis, and relevant modifying factors that substantiate your cutoff grades are based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale and continuity, assumed mining method, metallurgical processes, operational/capital costs, and reasonable metal prices. Alternatively, if the resource estimates are not based on economic cutoffs, please remove the resource estimates from your filing.

Pamela Howell

September 1, 2016

Company’s Response:

The Company has added this disclosure under the heading “Mineral Resources” in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Strategic, page 59

Staff Comment No. 16.

Pursuant to the Instructions to Paragraph (b)(5) of Industry Guide 7, estimated values of measures other than reserves may not be disclosed unless such information is required to be disclosed by foreign or state law. As allowed by National Instrument 43-101 (NI 43-101) Part 2.3, disclosure of metrics such as Net Present Value (NPV), Internal Rate of Return (IRR), and payback period may be disclosed with appropriate qualifiers, but are not required. Please remove this financial information developed and/or derived from the possible development of your mineralized material or resources. This would include your operating or pre-tax cash flow, operating costs, capital expenditures, pre-tax net present value, internal rate of return, and payback period.

Company’s Response:

The Company has removed the referenced financial information developed or derived from the possible development of its mineralized material or resources in the Amended Registration Statement.

Recent Financing Activities, page 65

Staff Comment No. 17.

Please disclose the amounts of indebtedness currently outstanding under your various financing arrangements, where material. It appears, for example, that the amount outstanding of the related party loan described has been reduced based on your interim balance sheet disclosure.

Company’s Response:

The Company has added this disclosure under the heading “Recent Financing Activities” in the Amended Registration Statement.

Liquidity and Capital Resources, page 68

Staff Comment No. 18.

Please update your disclosure in this section. We note your disclosure references funds being sufficient for the fiscal year ended June 30, 2016. Please address the length of time you will be able to fund your business out of existing funds and your plans to arrange financing going forward. We note the disclosure on page 1 that you are focused on obtaining additional funds. Refer to Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Pamela Howell

September 1, 2016

Company’s Response:

In connection with the addition of the Company’s financial statements for the year ended June 30, 2016, the Company has updated its discussion on Liquidity and Capital Resources to reflect the Company’s expected capital expenditures for the next twelve months, the length of time the Company expects to be able to operate under its current Plan of Operation with existing working capital and available cash and the Company’s expectation in relation to the need and timing for additional funding in the coming fiscal year ended June 30, 2017. See the Company’s amended discussion under the heading “Liquidity and Capital Resources” in the Amended Registration Statement.

Directors and Executive Officers, page 81

Staff Comment No. 19.

Please disclose the dates during which each of your executive officers served in the positions indicated. Refer to the requirements of Item 401(e) of Regulation S-K.

Company’s Response:

The Company has revised its disclosure in the Amended Registration Statement to address the Staff’s comment in accordance with Item 401(e) of Regulation S-K.

Security Ownership…, page 90

Staff Comment No. 20.

Please revise the disclosure in the footnotes to the table to clarify the nature of the beneficial ownership of common stock in each case. It is unclear how many shares of common stock are held directly and how many may be acquired under outstanding warrants and options. Refer to Item 403(b) of Regulation S-K.

Company’s Response:

The Company has revised its disclosure in the Amended Registration Statement to address the Staff’s comment in accordance with Item 403(b) of Regulation S-K.

Certain Relationships and Related Party Transactions…, page 92

Staff Comment No. 21.

Please provide the disclosure required by Instruction 1 to Item 404 of Regulation S-K for the two years preceding the registrant’s past fiscal year.

Pamela Howell

September 1, 2016

Company’s Response:

The Company has revised its disclosure in the Amended Registration Statement to address the Staff’s comment in accordance with Instruction 1 to Item 404 of Regulation S-K.

Staff Comment No. 22.

For each related party transaction, describe the dollar value of the amount involved, the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the material terms of each transaction including applicable term and termination provisions and the interest rate. Refer to Item 404(a)(4), (5) and (6) of Regulation S-K.

Company’s Response:

The Company has revised its disclosure in the Amended Registration Statement to address the Staff’s comment in accordance with Item 404(a)(4), (5) and (6) of Regulation S-K.

Financial Statements

Staff Comment No. 23.

Please revise your filing to include the auditors’ consent to the use of their audit report and the reference to the firm as “experts” as disclosed on page 93 of the registration statement.

Company’s Response:

The Company had excluded the consent at the request of the auditors since the registration statement was being filed as a draft registration statement. The Company has included the auditors’ consent with the filing of the Amended Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-1

Staff Comment No. 24.

Your auditors state in the second paragraph of their report that they conducted their audits “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).” Please tell us why your auditors refer to only the “auditing standards” of the PCAOB. If true, please ask your auditors to revise their audit report to state that their audits were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States),” as required by the PCAOB Auditing Standard No. 1.

Pamela Howell

September 1, 2016

Company’s Response:

Our auditors have revised their audit report in the Amended Registration Statement to state that their audits were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States),” as required by the PCAOB Auditing Standard No. 1.

Consolidated Statement of Operations and Comprehensive Loss, page F-3

Staff Comment No. 25.

You have presented separate line items for “fair value of warrants expense” and “stock-based compensation” in your consolidated statement of operations. Please revise to classify these expenses into respective expense captions where the costs of the underlying transactions are ordinarily classified. Refer to the guidance at SAB Topic 14.F.

Company’s Response:

The Company has revised its financial statement footnotes in the Amended Registration Statement to classify these expenses into respective expense captions where the costs of the underlying transactions are ordinarily classified.

3. Significant Accounting Policies

c) Foreign Currency Translation, page 5-7

Staff Comment No. 26.

We note that you have determined that your functional currency is the Canadian dollar. However, we note that all your properties are located in the United States and most costs associated with these properties are paid in the U.S. dollars as disclosed on page 13. Please provide your analysis using the factors outlined under ASC 830-10-55-5 to support Canadian dollar as your functional currency.

Company’s Response:

We evaluated the functional currency of both NioCorp and its operating subsidiary, Elk Creek Resources, as of July 1, 2015 following guidance in ASC 830.  As indicated in our Footnote 3C to the March 31, 2016 Interim Financial Statements, we determined that the Functional Currency for Elk Creek should be the US Dollar as of July 1, 2015.

Indicator	Applicability to NioCorp
Cash flow indicators;	Applicable, has cash flows primarily in Canadian dollars (CAD)
Sales price indicators;	Limited – no sales for foreseeable future
Sales market Indicators;	Limited – no sales for foreseeable future
Expense Indicators;	Applicable, entity generates expenditures separate and apart from ECRC, and these expenses are mixed between USD and CAD
Financing Indicators;	Not Applicable, ECRC does no independent financing at this time
Intra-entity transactions and arrangement indicators	Applicable. Once equity is raised from predominantly CAD based equity transactions, funds are advanced to ECRC as capital contributions

Management’s evaluation of the Parent Company, NioCorp, determined that it should continue using Canadian Dollars for its functional currency based on, cash flow, financing and expense indicators at that time.

Pamela Howell

September 1, 2016

5. Mineral Interest

Staff Comment No. 27.

We note your disclosure that you purchased Elk Creek property through the issuance of shares with a total acquisition price of C$13,246. Please expand your footnote disclosure to provide the terms of the agreement and how the purchase price of the shares was determined.

Company’s Response:

The Company has expanded the disclosure in the financial statement footnotes in the Amended Registration Statement to provide this information.

10. Income Taxes, page F-16

Staff Comment No. 28.

Please expand your footnote disclosure to provide the unrecognized tax benefit related disclosures outlined in ASC 740-10-50-15 and 15A.

Company’s Response:

The Company has expanded the disclosure in the financial statement footnotes in the Amended Registration Statement to provide this information

Recent Sales of Unregistered Securities, page II-3

Staff Comment No. 29.

We note the statements in the first paragraph. Please revise your disclosure to state clearly, for each securities issuance, which exemption was relied upon and the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. Also disclose the persons to whom the securities were sold, as required by Item 701(b).

Company’s Response:

The Company has revised the disclosure in this item in the Amended Registration Statement to clarify this information pursuant to Item 701(d). The Company has identified the class of persons to which the securities were sold in accordance with Item 701(b).

* * * * *

Pamela Howell

September 1, 2016

NioCorp Developments Ltd. hereby acknowledges that:

•	NioCorp Developments Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	NioCorp Developments Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 304-7485, or Jason K. Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,
NioCorp Developments Ltd.

/s/ “John Ashburn”

John Ashburn
Vice President and General Counsel

cc:	Jason Brenkert, Dorsey & Whitney LLP